Exhibit 12.1

TENET HEALTHCARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Years Ended December 31,									Nine Months Ended September 30,
	2011		2010		2009		2008		2007	2012		2011
	(Dollars in Millions)
Income (loss) from continuing operations before income taxes	$164		$158		$191		$43		$(105)	$237		$226
Less:
Equity in earnings of affiliates	8		5		6		13		20	6		5
Add:
Cash dividends received	—		—		—		3		3	—		—
Interest portion of rent expense	45		42		44		42		40	36		33
Interest expense	375		424		445		418		419	303		275
Amortization of capitalized interest	9		9		9		8		8	7		7
Earnings (loss), as adjusted	$585		$628		$683		$501		$345	$577		$536
Fixed charges:
Interest expense	375		424		445		418		419	303		275
Capitalized interest	8		4		9		10		11	4		5
Interest portion of rent expense	45		42		44		42		40	36		33
Total fixed charges	$428		$470		$498		$470		$470	$343		$313

Ratio of earnings to fixed charges	1.4	x	1.3	x	1.4	x	1.1	x	—	1.7	x	1.7	x

Deficiency	—		—		—		—		125	—		—